Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp, Inc.

On August 10, 2017, the following correspondence relating to the proposed merger transaction between Old National Bancorp and Anchor Bancorp, Inc. (“Anchor”) was sent to employees of Anchor’s wholly-owned subsidiary, Anchor Bank, N.A.:

August 10, 2017

Dear (name),

Thank you for your professionalism, patience and commitment to client service during this time of transition. We would like to take an opportunity to share a bit more about Old National with you and your family.

As we highlighted on Tuesday, our institutions have a lot in common. Among the traits we share is the strong belief that our people are our most valuable asset. Like Anchor Bank, Old National empowers associates to grow and develop, both personally and professionally, while helping them strike an appropriate balance among work, family and community. Old National is also committed to a culture that deeply values ethics and integrity, and which fully embraces diversity and inclusion.

The attached document takes a closer look at this community banking culture at Old National. And we believe it highlights some of the key reasons this partnership is such a tremendous fit. We hope you will take a few moments to read it, and that it leaves you feeling confident about the incredibly bright future we have together.

Sincerely,

Carl Jones	Bob Jones
Chairman and CEO	Chairman and CEO
Anchor Bank	Old National Bancorp

Additional Information for Employees that are Shareholders

Communications in this letter and the documents enclosed herewith do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor Bancorp, Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and the proposed merger with Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter and the documents enclosed herewith contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.

About Old National & Our People
From a single branch office on the Evansville, Indiana riverbank, Old National has grown into a successful mid-sized bank with approximately 3,000 associates and 188 banking centers. Yet one important thing has not changed in our 183-year history: Our people remain our greatest asset.
Old National associates – and the passionate way they serve clients and community – form the cornerstone of our identity and define our mission and vision as a financial institution. To us, being a client-and community-focused bank means supporting local families and businesses while investing in our associates and the communities where they live and work.
We’re Committed to Community Engagement
Old National has a long-standing tradition of being actively engaged in the communities we serve. In 2016 alone, we funded more than $6 million in grants and sponsorships, and our associates donated 86,000 total volunteer hours in support of more than 2,000 organizations. Not only do we allow our associates to flex their volunteer muscles, we encourage them to do so. That’s one of the reasons Old National was also named one of the Best Banks to Work For in 2016 by American Banker. It’s also why we have been recognized with three American Bankers Association (ABA) Community Commitment Awards over the past two years.
oldnational.com 1-800-731-2265
Old National Bank® Your bank. for Life. TM
183
YEAR HISTORY
$6 MILLION
IN GRANTS & SPONORSHIPS
86,000
VOLUNTEER HOURS
DONATED BY ASSOCIATES
American Banker®
Best Banks To Work For 2016

Having a culture that embraces and empowers community engagement also requires an organizational commitment to helping associates achieve work/life balance. For five consecutive years, Old National has earned the Work-Life Seal of Distinction from WorldatWork’s Alliance for Work-Life Progress, a recognition that celebrates employers who demonstrate leadership in helping employees achieve “success at work and in their personal lives.” Old National also offers a robust selection of personal and professional development, tools, programs and resources for associates at every level of the organization. These tools and resources are part of our comprehensive in-house training and development program: ONUniversity.
We’re Recognized as a Leader in Ethics & Risk Management
Back in 2009, Old National became the first bank in the nation to have our corporate culture certified by the Ethisphere Institute, a respected independent firm that examines a company’s organizational health and culture, ethics and compliance programs, and corporate governance systems. We’ve maintained this certification every year since, and in 2012 we became the first U.S. bank to be named to the prestigious World’s Most Ethical Companies list by Ethisphere. Today, we’re incredibly proud to say Old National has earned World’s Most Ethical status for six consecutive years! This is a strong validation of our focus on maintaining the VERY highest ethical standards when serving our clients, communities and shareholders.
We’re Proud to be a Basic Bank
While some might characterize Old National’s approach to banking as old fashioned, we respectfully disagree. To us, empowering associates to serve our clients and communities helps them grow personally and professionally. This is a simple yet powerful way of doing business and ultimately provides us with a strong platform for consistent, quality performance. We believe this approach will continue to strengthen our organization and provide tremendous benefits for our associates, shareholders, clients and communities – today and well into the future.
oldnational.com 1-800-731-2265
WorldatWork®
2017
Seal of Distinction
OnUniversity
Learn.Grow.Succeed.
2017
World’s Most TM
Ethical Companies®
www.ethisphere.com

Meet Bob Jones
To help us get to know Old National a little better, we asked Bob Jones, ONB’s Chairman and CEO, to answer the questions we ask our employees on anchorlink.com – plus a few extras.
Q. What is the best part of your job?
A. People. Leading, energizing and motivating people. Oh ... and driving them a little crazy with my ideas.
Q. Do you have a good work/life balance?
A. I try (laughing). I am not the best model for work/life balance, but I strongly believe in it. So … do as I say, not as I do. But I am trying to get better.
Q. What would you like to tell your 21-year-old-self starting out in a career?
A. It’s going to be okay. At 21, I had no clue… I thought I was going to be an attorney. I’d tell myself to relax. It is all going to be okay.
Q. Do you feel a responsibility to mentor?
A. I am a huge believer in mentoring, both informal and formal. It is all about the shadow you cast. I would not be where I am without mentors. My college football coach gave me the confidence to believe I could be successful. He was also honest with me. He told me I wasn’t going to be a pro player and that I needed to get an education. He believed in me as a person not as a football player.
Q. What would the title of your autobiography be?
A. “Lucky Guy.” I am the luckiest guy in the world. Absolutely blessed beyond belief.
Photo: Bob presents a check to the beneficiary of Old National’s signature fundraising event 100 Men Who Cook. This event relies heavily on the volunteer efforts of ONB associates – and the collaborative spirit of local communities – for its great success. During 100 Men Who Cook, celebrity chefs from a community prepare favorite recipes for guests to sample and enjoy. Since 2009, 100 Men events have been held 47 times throughout the Old National footprint and have raised over $4 million for more than 30 charities.
oldnational.com 1-800-731-2265

Q. Favorite TV shows?
A. “West Wing” and “This is Us.”
Q. Favorite book?
A. “Too Big to Fail.” I am kind of obsessed with the Great Recession and what banks did wrong. This book is a great road map on what not to do as a bank.
Q. Favorite movies?
A. “Schindler’s List.” Also “The Pride of the Yankees” which tells Lou Gehrig’s story. It gives you hope that you can accomplish anything. I remember watching it as a kid and dancing around the living room shouting “Lou, Lou, Lou.”
Q. What do you do to relax?
A. I love to cook … and to eat. A perfect evening is to make dinner and spend time with my wife and daughter.
Q. What was your first banking job?
A. I was a management trainee at Key Bank and assigned to be “manager” of the Columbus, Ohio mailroom. Except I was the only employee. But I did whatever they asked of me. I even cleaned the basement. And I got to know everyone in Columbus.
Q. What leader most inspired you when you were in high school? Who inspires you today?
A. I was not a good kid in high school. But my high school track coach Carl Assenheimer was such a great person. He took me under his wing, had me over for dinner and helped me so much. And today, Larry Dunigan, the former chairman of the Old National Board of Directors, continues to inspire me. He has an extraordinary passion for this company. He always put 120% into the bank.
Q. When you first came to work for Old National, what surprised you most?
A. It was a challenging time for Old National when I joined the bank. Knowing of the challenges and not knowing the people, I wasn’t quite sure of what to expect.
I was quickly and extraordinarily pleased with the quality of people I met here. They were great associates who just hadn’t had a roadmap for success.
Q. Who are three people at Old National that everyone should meet?
A. Ben Trockman, Employment and Outreach Specialist. He is an inspiration to me. Mark Bradford, Indianapolis Region CEO. He is the most positive human being I know. And Kendra Vanzo, Associate Engagement and Integration EVP. She is such a great people developer.
Q. Are you going to become a Minnesota Golden Gopher fan?
A. As long as they aren’t playing my Buckeyes!
A bit more about Bob…
Bob is Chairman and CEO of Old National and a member of its board of directors. He has been with the bank since 2004. Before that he was at KeyCorp for 25 years.
Under Bob’s leadership, Old National has received numerous awards including being recognized as one of the World’s Most Ethical Companies by the Ethisphere Institute every year since 2012.
Bob is chair of the Mid-Size Bank Coalition Chair and serves as a board member of the American Bankers Council. He served on the Federal Reserve Bank of St. Louis Board of Directors, where he was a member of its Executive Committee and chaired the Audit Committee. As a spokesman for Old National and community banking, Bob has appeared on Fox News, Fox Business News, CNBC and Bloomberg Television.
A passionate commitment to community is evident in Bob’s leadership on numerous boards including the University of Evansville, Evansville Regional Business Council, Evansville Business Leaders Roundtable for Education, WNIN and the Central Indiana Corporate Partnership. He has also been chair for many capital campaigns including Southwest Indiana United Way, Hands on Discovery Children’s Museum, March of Dimes Walk America, Ronald McDonald House, the YMCA and several others.
Bob is married to Lisa Jones and they have a daughter, Carolyn. He is a graduate of Ashland University and an ardent supporter of The Ohio State University Buckeyes.
oldnational.com 1-800-731-2265